

August 18, 2014

Via E-Mail
Virginia M. Wilson
Executive Vice President and Chief Financial Officer
TIAA Real Estate Account
c/o Teachers Insurance and Annuity Association of America
730 Third Avenue
New York, NY 10017-3206

> **Re: TIAA Real Estate Account
> Form 10-K for fiscal year ended December 31, 2013
> Filed March 13, 2014
> File No. 033-92990**

Dear Ms. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 22

1.   We note your disclosure in footnote (2) on page 25 that annual average base rent per lease square foot is based on "total contractual rent for leases existing as of December 31, 2013." Please also quantify the effect of any tenant concessions, such as free rent, in your disclosure or explain to us why such information is not material.

Office Properties, page 28

2.   In future Exchange Act periodic filings, as applicable, please revise your tables of lease expirations on pages 28-29 to include (i) the number of tenants whose leases will expire, (ii) the annual rental represented by such leases and (iii) the percentage of gross annual rental represented by such leases. In addition, please provide the information for each of the ten years, starting with the year in which the Form 10-K is filed. Finally, please

explain to us why the total for the percentage of total rentable area of properties represented by expiring leases columns does not equal 100%.

3.   We note that leases representing 8% or more of your total rentable area of your office, industrial and retail properties are expiring at the end of 2014. In future Exchange Act periodic filings, as applicable, please discuss the relationship between market rents and expiring rents.

Commercial (Non-Residential) Properties, page 26

4.   We note your disclosure on page 26 regarding your leasing results. In future Exchange Act periodic filings, as applicable, please revise to include a more detailed discussion of leasing activity during the reporting period for your office, industrial and retail properties. Please provide a roll forward of beginning year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. Please include a discussion of tenant improvement costs and leasing commissions for both new leases and for new renewals on a per square foot basis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Office, page 38

5.   We note your disclosure detailing the impact of forecasted reductions in average vacancy from two tenants entering into leases in the San Francisco and Seattle markets during 2014. Please balance this disclosure with information elsewhere in your filing detailing your office properties' lease expirations, for which 11.3% of total office properties' rentable area will expire in 2014.

Results of Operations, page 46

6.   We note your disclosure on pages 46-47 regarding net real estate income. Please tell us if management evaluates the period to period changes in your same store/property performance. If so, please discuss such evaluation and clearly define the same store/property pool in future Exchange Act reports, as applicable. Please also address the relative impact of occupancy and rental rate changes on the same store/property performance, as applicable.

Exhibit 31

7.   In future periodic filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at (202) 551-3573 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney at (202) 551-3466 or Erin Martin, Senior Counsel at (202) 551-3391 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant